STRATIM CLOUD ACQUISITION CORP.

1605 Pine Cone Circle

Incline Village, Nevada 89451

March 9, 2021

VIA EMAIL & EDGAR

Asia Timmons-Pierce

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Stratim Cloud Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-253174)

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-253174) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 11, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 and that such effectiveness also be confirmed in writing.

Very truly yours,

Stratim Cloud Acquisition Corp.

By:	/s/ Sreekanth Ravi
	Name:	Sreekanth Ravi
	Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg Noel, Esq. and Michael Mies, Esq.

cc:	White & Case LLP
Joel Rubinstein, Esq. and Jessica Chen, Esq.